UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42527

Basel Medical Group Ltd

6 Napier Road,

Unit #02-10/11 Gleneagles Medical Centre

Singapore 258499

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Initial Public Offering of Basel Medical Group Ltd and Closing

As previously disclosed, on February 24, 2025, Basel Medical Group Ltd, a British Virgin Islands business company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Cathay Securities, Inc., as the representative (the “Representative”) of the underwriters (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 2,205,000 of the Company’s ordinary shares with no par value (the “Ordinary Shares”), at a public offering price of US$4.00 per share. In addition, the Company has granted the Underwriters a 45-day option to purchase up to an additional 330,750 Ordinary Shares at the public offering price, less the underwriting discount.

The Ordinary Shares are approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “BMGL” on February 25, 2025. The total gross proceeds to the Company from the Offering, before deducting underwriting discounts, non-accountable expense allowance and expenses, was US$8,820,000.

On March 3, 2025, the Company issued a press release furnished herein as Exhibit 99.1, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
99.1	Press Release dated as of March 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Basel Medical Group Ltd

By:	/s/ Raymond Wai Man Cheung
Name:	Raymond Wai Man Cheung
Title:	Chief Executive Officer and Director

Date:	March 3, 2025